February 15, 2007

Mr. Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Crown Castle International Corp.

Form 10-Q for the Quarterly Period Ended September 30, 2006

Filed: November 6, 2006

File No. 001-16441

Dear Mr. Spirgel:

We are responding to your letter dated February 7, 2007, in which you provided comment on the Crown Castle International Corp. (“Company”) periodic report on Form 10-Q for fiscal quarter ended September 30, 2006. For the convenience of the Staff, the Staff’s comment is reproduced and is followed by the response of the Company.

Please note that the Company received a letter from the SEC’s Division of Enforcement (“Enforcement”) on July 17, 2006 (“Enforcement Letter”) stating that it was conducting an informal inquiry into various matters related to the Company, including whether grants of stock options have been backdated. In response to the Enforcement Letter, the Company conducted a detailed review of its stock option practices during the third quarter of 2006 (“Review”). The Review found no inappropriate action in the administration of the Company stock options, but it resulted in the Company discovering errors in its accounting for equity-based compensation totaling approximately $84.0 million net cumulative increase to stock-based compensation expense (“$84M Adjustment”). Detailed information regarding the Company’s stock option practices and the results of the Review was submitted to and discussed with Enforcement. Prior to filing the Company’s periodic report on Form 10-Q for the fiscal quarter ended June 30, 2006, the Company informed Enforcement that the Company has concluded that the $84M Adjustment was immaterial. The primary Enforcement contact was John Popham at (817) 978-6448.

Staff Comment:

We note your disclosure regarding your adoption of Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108). We further note that, pursuant to SAB 108, you corrected errors in your accounting for equity-based compensation by recording a non-cash offsetting cumulative effect adjustment of $83,985,000 within stockholders’ equity.

The SAB 108 transition provisions provide for a cumulative effect adjustment for errors determined to be immaterial in prior periods under an issuer’s previous and properly applied methodology, and after considering appropriate qualitative factors, but that are material to those periods based on the guidance of SAB 108. SAB 99 notes that a materiality evaluation must be based on all relevant quantitative and qualitative factors. Based on your facts and circumstances, and given the subject matter of the review, it is unclear whether the use of the one-time cumulative effect adjustment permitted by SAB 108 is appropriate.

Please provide your annual SAB 99 materiality analysis explaining how you determined that the errors related to each prior period were immaterial on both a quantitative and qualitative basis. Please ensure your response addresses all of the qualitative factors outlined in SAB 99 and any other relevant qualitative factors. Please also provide additional detail with respect to the adjustments made to the employee grants after the grant date.

Company Response:

We respectfully submit the Company’s SAB 99 materiality analysis explaining how the Company determined that the errors were immaterial on both a quantitative and qualitative basis, using the “rollover” method previously employed by the Company. The errors (“Errors”) relate solely to the $84M Adjustment. There were no other unadjusted audit differences to consider in our SAB 99 Analysis.

The following SAB 99 analysis addresses the Company’s position with respect to the qualitative factors outlined in SAB 99. Please note the $84M Adjustment includes adjustments for fiscal years 1998 through 2006, with approximately $71.0 million (85%) related to years 1998 through 2000 (“$71M Adjustment”). The Company’s SAB 99 analysis below does not individually evaluate the impact of the $84M Adjustment on years 1998 through 2000, which are outside of the five-year table presented in the Company’s most recently filed annual report on Form 10-K, for the fiscal year ended December 31, 2005 (“2005 10-K”). The $71M Adjustment would have been reflected as a debit to accumulated deficit and a credit to additional paid-in capital. The $71M Adjustment represents approximately 3.1% of total stockholders’ equity of $2.288 billion as of January 1, 2001. Since both accumulated deficit and additional paid-in capital are components of stockholders’ equity, the $71M Adjustment would have had no net impact on total stockholders’ equity disclosed in the five-year table in the 2005 10-K. Based on these factors and the nature of the items giving rise to such amounts, the Company deemed further consideration of the materiality of the impact of the Errors in years 1998, 1999, and 2000 not relevant or useful to users or prospective users of the Company’s financial statements.

•

Whether the item arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate. The Errors are capable of precise measurement, with the exception of an approximate $1.0 million of the $84M Adjustment that is an estimate based upon a calculation from a Black-Scholes-Merton option pricing model, used to determine the fair value of modified stock options on the date of modification.

•

Whether the misstatement masks a change in earnings and other trends. The Errors do not mask a change in earnings trends for any of the years to which the Errors related, as illustrated in the following table:

	2005	2004	2003	2002	2001	Prior	Total
	(In millions)
Net income (loss), as reported	$(401.5)	$233.1	$(451.6)	$(316.3)	$(396.6)
Adjustment	1.6	0.7	(5.4)	(2.8)	(7.4)	(70.6)	(83.9)

Net income (loss), as adjusted	$(399.9)	$233.8	$(457.0)	$(319.1)	$(404.0)

•

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise. The Errors do not hide a failure to meet analysts’ consensus expectations for the Company. See the table below for net income (loss) per share, as reported and net income (loss) per share, as adjusted for the impact of the Errors.

	2005	2004	2003	2002	2001
Net income (loss) per share, as reported (1)	$(2.07)	$0.88	$(2.34)	$(1.38)	$(2.22)
Adjustment	0.01	0.00	(0.03)	(0.01)	(0.03)

Net income (loss) per share, as adjusted	$(2.06)	$0.88	$(2.37)	$(1.39)	$(2.25)

Consensus estimate of net income (loss) per share	$(1.96)	$(1.03)	$(1.65)	$(1.60)	$(1.90)

(1)	Inclusive of income from discontinued U.K. operations per share of $2.42 for 2004.

Furthermore, stock-based compensation expense is a non-cash expense and does not impact either recurring cash flow or adjusted EBITDA, which are the metrics primarily used by the Company to analyze the current performance of its core businesses, its employee performance and a measure of its cash flow available for discretionary investments. These metrics are also the primary metrics used by analysts when developing expectations for the Company.

•	Whether the misstatement changes a loss into income or vice versa. As set forth in the table above, the Errors do not change a loss into income or income to loss in any affected period.

•

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability. Although, the Errors do concern a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability, CCUSA, each of the Company’s segments, including CCUSA, has historically had both a pre-tax loss and net loss, either with or without consideration of these Errors. The net income reflected by the Company in 2004 is the result of a significant gain realized by the Company on the disposition of its operations in the U.K.

•

Whether the misstatement affects the registrant’s compliance with regulatory requirements. The Errors do not affect the Company’s compliance with regulatory requirements. The Company considered the impact of the Errors on compliance with both Internal Revenue Code Sections (“Section”) 162(m) and 409(a) during the Review. The Company has determined that the Errors did not cause any amounts previously deducted to be subject to disallowance rules under Section 162(m); and further, the Company has a very significant net operating loss tax position. The Company has also reviewed Section 409(a) and the Company has undertaken the necessary steps to comply with the Section 409(a). Further, all stock options granted since the Company’s initial public offering in August 1998 (“IPO”), have been non-qualified stock options for income tax purposes; and upon the exercise of all stock options, the Company has reported applicable income to the option holder and remitted income and employment taxes. No other regulatory requirements were affected.

•

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements. As discussed in the Company’s periodic reports on Form 10-Q for the fiscal quarters ended June 30, 2006 and September 30, 2006, the Errors do not affect the Company’s compliance with its loan covenants for any affected period. The debt covenants in effect during the affected periods required the Company to maintain certain financial ratios based on measures of earnings or cash flow that exclude non-cash charges (including stock-based compensation charges), such as adjusted EBITDA. The Errors also do not affect the Company’s compliance with any other contractual requirements during the affected periods.

•

Whether the misstatement has the effect of increasing management’s compensation. The Errors do not have the effect of increasing management’s compensation. The Company has historically paid bonuses and awarded equity-based compensation based on (i) individual performance and (ii) the financial performance of the Company. The financial performance metrics historically used in the calculation of bonuses and equity awards excluded, by definition, stock-based compensation charges. The financial performance metrics have included adjusted EBITDA, recurring cash flow, and net sales in the affected periods.

•

Whether the misstatement involves concealment of an unlawful transaction. The Errors do not involve any malfeasance or the concealment of an unlawful transaction. An understanding of the Review (including the individuals involved with the Review) is useful to more fully appreciate the conclusions above and below. The initial scope of the Review was determined based on discussions with the Company’s external auditors, KPMG, and the Company’s Audit Committee (“Audit Committee”). Frequent meetings were held throughout the Review with the Audit Committee, with KPMG in attendance, to update the status, re-confirm the scope, discuss results, and consider the impact of the results on the Company’s previously issued financial statements. Further, the Company ceased the granting of stock options in 2003 and the Company accounting staff (including the Controller and Principal Accounting Officer) involved in the Review was not involved with the accounting for equity-based compensation prior to 2005.

•

Whether management has intentionally misstated items in the financial statements to “manage” reported earnings. Based on the Review, there is no evidence that the Company has intentionally misstated items in the financial statements to “manage” reported earnings. Please also note that approximately $46.0 million (55%) of the $84M Adjustment relates to the deemed modification of certain stock options issued prior to the IPO in August 1998. The stock options were deemed modified as a result of entering into severance agreements (“1998 Severance Agreements”) with executives at the time of, and as disclosed in detail in the Company’s Form S-1 filed in connection with, the IPO. None of these deemed modifications involved re-pricing any options.

Before the Company filed its periodic report on Form 10-Q for the fiscal quarter ended June 30, 2006, the Company had several discussions with the Company’s Audit Committee, its external auditor, KPMG, and KPMG’s Department of Professional Practice. The Company’s Audit Committee, the KPMG Engagement Partner, the SEC Reviewing Partner, and Carmen Bailey in KPMG’s Department of Professional Practice all considered the Company’s SAB 99 analysis of the Errors, and each of them concurred with the Company’s conclusion that the Errors were not material to any affected period.

In response to your request to provide additional detail with respect to the adjustments made to the employee grants after the grant date, please note substantially all of the modifications to employee grants after the grant date relate to modifications of severance agreements in 1998 and 1999 totaling a combined approximately $51.0 million, as discussed below. The remainder of the $84M Adjustment is comprised of (i) approximately $8.0 million related to Deal options, which are defined and discussed below, (ii) approximately $21.0 million related to minor document deficiencies for certain stock options issued either (a) in 2000 in conjunction with the Company’s broad-based employee awards program or (b) from 1998 through 2002 to employees in conjunction with promotions or acceptance of employment, and (iii) approximately $4.0 million related to various other modifications to stock options. Based on the Review, these stock options were deemed to have resulted in a measurement date different from the original measurement date used by the Company (typically the grant date). See the table below for a summary of the $84M Adjustment:

Award Category	Amount of Net Adjustment
(In millions)
1998 Severance Agreements	$46.0
1999 Severance Agreements	5.0
Deal awards	8.0
Annual, promotion and new-hire awards	21.0
Other modifications	4.0

Total	$84.0

As disclosed in the Company’s periodic report on Form 10-Q for the fiscal quarter ended June 30, 2006, approximately $46.0 million of the $84M Adjustment relates to the deemed modification of certain stock options as a result of entering into the 1998 Severance Agreements at the time of the IPO. The 1998 Severance Agreements only affected outstanding stock options upon a qualified termination of an executive with the Company and, in the event of a qualified termination, provided for the vesting of outstanding unvested stock options and the potential extension of option exercise periods. As a result, in connection with the Review, we determined that the 1998 Severance Agreements were deemed to have modified the affected outstanding stock options and resulted in a new measurement date pursuant to APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”).

An additional approximately $5.0 million of the $84M Adjustment relates to the deemed modification of certain stock options as a result of certain executives entering into severance agreements in 1999 (“1999 Severance Agreements”) with terms similar to terms of the 1998 Severance Agreements. The 1999 Severance Agreements also only affected outstanding stock options upon a qualified termination of an executive with the Company and, in the event of a qualified termination, provided for the vesting of outstanding unvested stock options and the potential extension of option exercise periods. The 1999 Severance Agreements were also deemed to have modified the affected outstanding stock options and resulted in a new measurement date pursuant to APB 25.

Neither the 1998 Severance Agreements nor the 1999 Severance Agreements resulted in any changes to the exercise price of the affected stock options.

Approximately $8.0 million of the $84M Adjustment relates to stock options granted to executives and other employees that had significant involvement in major acquisitions or other transactions that were consummated by the Company (“Deal”). The Deal plan under which these stock options were issued was disclosed in the Company’s Notice of Annual Meeting and Proxy Statement for each of 1999, 2000, and 2001 (“Proxies”). As disclosed in the Proxies, these stock options were priced based upon the closing price of the Company’s stock the day before the Deal was publicly announced; however, these stock options were contingent upon the successful closing of the deal. Based on the Review, we determined that the successful closing of the Deal was deemed a performance contingency under APB 25, and as a result the proper measurement date for the stock options was deemed to be the later of the closing date or the approval of the stock options by the Company’s Board of Directors.

* * * *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of our responses to the comments or if you would like to discuss any other matters, please contact the undersigned at (713) 570-3083. In my absence, please contact Blake Hawk, Executive Vice President and General Counsel at (713) 570-3155.

            Sincerely,

/s/ W. Benjamin Moreland
W. Benjamin Moreland Executive Vice President and Chief Financial Officer

Cc:	Robert S. Littlepage